RECOUP FITNESS, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

June 23, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Recoup Fitness, LLC
Denver, CO

We have reviewed the accompanying balance sheet of Recoup Fitness, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 23, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

RECOUP FITNESS, LLC
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

CURRENT ASSETS	**2016**	**2015**
Cash	$ 25,810	$ 1,083
Inventory	117,635	-
Other Assets	(413)	-
TOTAL CURRENT ASSETS	143,032	1,083
TOTAL ASSETS	143,032	1,083

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES		
Notes Payable	54,496	-
TOTAL NON-CURRENT LIABILITIES	54,496	-
TOTAL LIABILITIES	54,496	-
MEMBERS' EQUITY		
Contributed Capital	217,214	-
Retained Earnings (Deficit)	(128,677)	1,083
TOTAL MEMBERS' EQUITY	88,537	1,083
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 143,032	$ 1,083

RECOUP FITNESS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
————————

	2016	2015
Operating Income		
Sales	$ 86,679	$ 3,328
Cost of Goods Sold	6,020	-
Gross Profit	80,659	3,328
Operating Expense		
General & Administrative	110,773	1,938
Travel Expense	42,673	216
Advertising	24,311	91
Promotional Expense	20,132	-
Rent Expense	11,510	-
	209,399	2,245
Net Income from Operations	(128,741)	1,083
Other Income and Expense		
Interest Expense	1,020	-
Net Income	$ (129,760)	$ 1,083

RECOUP FITNESS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ (129,760)	$ 1,083
Cash Flows From Operating Activities		
Change in Inventory	(117,635)	-
Change in Other Current Assets	413	-
Net Cash Flows From Operating Activities	(246,983)	1,083
Cash Flows From Financing Activities		
Change in Contributed Capital	217,214	-
Change in Notes Payable	54,496	-
Net Cash Flows From Financing Activities	271,710	-
Cash at Beginning of Period	1,083	-
Net Increase (Decrease) In Cash	24,727	1,083
Cash at End of Period	$ 25,810	$ 1,083

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Recoup Fitness, LLC ("the Company") is a limited liability company organized under the laws of the State of Colorado. The Company derives revenue from selling cold massage rollers and parts.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Notes Payable

The Company is currently subject to a convertible promissory note agreement, as well as a loan agreement ("the Notes"). The total principal sum of the Notes is accumulated monthly, with interest on the outstanding principal amount at a rate of 1% per month (12% per annum). The Notes, including all principal and accrued interest are due and payable on December 31, 2017.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Equity Compensation

In 2017, the Company adopted a profit-sharing program ("the Plan") for the purpose of attracting and retaining key leaders and other talented personnel. Under the Plan, the Company offers 250,000 Preferred membership units of the Company at a price of $1.00 per Unit. The minimum investment under the Plan is $25,000. However, acceptance of an investment amount below the minimum may be considered at the discretion of the Company. The fully diluted pre-money valuation of the Company is

$2,000,000, and each $25,000 investment represents a 1.25% Preferred Membership Interest in the Company.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity. All items of income and expense reported by the Company are allocated to the members of the Company and reported on their individual income tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of Colorado. The Company's tax filings for 2015, and 2016 in the State of Colorado are subject to review by that State until 2020, and 2021, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 23, 2017, the date that the financial statements were available to be issued.